EXHIBIT C

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

This EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (the “Agreement”) is made as of this 21st day of September, 2010 by and between Philadelphia Investment Partners New Generation Fund, a Delaware statutory trust (the “Trust”), and Philadelphia Investment Partners, LLC, a New Jersey Limited Liability Corporation (the “Investment Adviser”).

W I T N E S S E T H:

WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”); and

WHEREAS, Philadelphia Investment Partners New Generation Fund (the “Fund”), is a series of the Trust; and

WHEREAS, the Fund is registered as a diversified, open-end management investment company under the Investment Company Act; and

WHEREAS, the Investment Adviser has agreed to provide certain investment advisory services to the Fund pursuant to an investment advisory agreement with the Fund; and

WHEREAS, capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the applicable Prospectus and Statement of Additional Information for the Fund.

NOW, THEREFORE, the parties to this Agreement hereby agree to the following:

1.

Effective upon the date that the Fund’s registration statement on Form N-1A is declared effective by the Securities and Exchange Commission (the “Effective Date”), the Investment Adviser agrees to reduce its investment advisory fees and/or reimburse other expenses of the Fund so that the total operating expenses of the Fund (excluding taxes, interest, litigation, acquired fund fees and expenses, short sale dividends and financing costs associated with the use of the cash proceeds on securities sold short, extraordinary expenses, and brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) will not exceed 1.96% on an annualized basis (the “Expense Limitation”).

2.

This Agreement will have a term ending one (1) year following the Effective Date.  Only the Board of Trustees of the Trust may terminate this Agreement.  Terms related to notice are pursuant to Section 12 of the Investment Advisory Agreement.

3.

The Fund agrees to carry forward, for a period not to exceed three (3) years from the date on which a fee reduction and/or expense reimbursement is made by the Investment Adviser, any expenses in excess of the Expense Limitation and repay the Investment Adviser such amounts, provided the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation.  Such repayment will be made as promptly as possible.  If this Agreement is terminated by the Trust, the Fund agrees to repay to the Investment Adviser any amounts payable pursuant to this paragraph 3 that have not been previously repaid and, subject to the Investment Company Act, such repayment will be made to the Investment Adviser not later than 30 days after the termination of this Agreement and without regard to the Expense Limitation.

4.

This Agreement will be construed in accordance with the laws of the State of Delaware and the applicable provisions of the Investment Company Act.  To the extent the applicable law of the State of Delaware, or any provision of this Agreement, conflict with the applicable provisions of the Investment Company Act, the applicable provisions of the Investment Company Act shall control.

5.

This Agreement constitutes the entire agreement between the parties hereto with respect to the matters described herein.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first written above.

PHILADELPHIA INVESTMENT PARTNERS NEW GENERATION FUND

By:

/s/ PETER C. ZEULI

Name:

Peter C. Zeuli

Title:

President

PHILADELPHIA INVESTMENT PARTNERS, LLC

By:

/s/ PETER C. ZEULI

Name:

Peter C. Zeuli

Title:

President